Green Gate Resources Parent, LLC
Table of Contents
Exhibit 99.5

             Page(s)

Financial Statements (Unaudited)
Condensed Consolidated and Combined Statements of Operations and
Other Comprehensive Income (Loss) .…………………………………………………………… - 2 -
Condensed Consolidated and Combined Balance Sheets .……………………………………… - 3 -
Condensed Consolidated and Combined Statements of Members' and Stockholders' Equity .. - 4 -
Condensed Consolidated and Combined Statements of Cash Flows .………………………… - 5 -
Notes to the Condensed Consolidated and Combined Financial Statements (Unaudited)
1. Nature of Operations .……………………………………………………………………….…… - 7 -
2. Summary of Significant Accounting Policies .………………………………………………….. - 8 -
3. Significant Transactions .………………………………………………………………………… - 9 -
4. Revenue ……………………………………………………………………………………...….... - 11 -
5. Inventories ………………………………………………………………………………………… - 11 -
6. Property, Plant, and Equipment ……………………………………………………………….…- 12 -
7. Transactions with Related Parties …………………………...……………………………….... - 12 -
8. Benefit Plans ………………………………………………………………......…………………. - 13 -
9. Litigation and Other Contingencies …………………………………………………………….. - 14 -
10.    Fair Value of Financial Instruments ……………………………………………………………. - 14 -
11. Derivatives ………………………………………………………………………..………...…….. - 16 -
12. Taxes ………………………………………………………………………………………………. - 17 -
13. Debt ……………………………………………………………………………………………… - 18 -
14. Subsequent Events ………………………………………………………………………………. - 21 -

Green Gate Resources Parent, LLC

Condensed Consolidated and Combined Statements of Operations and Other Comprehensive Income (Loss) (Unaudited)

(in thousands of dollars)

	Successor				Predecessor
	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	58-days Ended February 27, 2023
Revenue and Other Income					
Crude oil, natural gas and NGL sales	$ 512,792	$ 501,270	$ 1,006,522	$ 672,868	$ 5,621
Crude oil, natural gas and NGL sales to related parties	-	-	-	-	341,218
Other revenue	743	571	989	856	969
Income (Loss) on acquisition/sale of assets, net	11,210	-	4,498	(4,803)	-
Gain/(loss) on commodity derivatives, net	9,525	24,750	(328,010)	94,391	-
Total Revenue and Other Income	534,270	526,591	683,999	763,312	347,808
Operating Expenses					
Operating costs	113,367	125,156	225,613	163,011	$ 68,807
General and administrative expenses	50,058	42,920	96,666	58,682	30,474
Depreciation, depletion and amortization	74,163	80,813	148,859	107,907	76,656
Accretion expense on abandonment liability	37,418	36,697	74,836	48,929	13,168
Exploration expenses including dry hole	8	77	73	80	40
Purchased natural gas marketing expense	38,608	59,179	84,020	84,399	228,605
Electricity generation expenses	11,542	19,517	25,467	21,656	10,393
Taxes other than on income	24,228	24,652	47,970	32,997	14,435
Research expenses	1	725	1	726	3
Other operating expenses	28,173	4,742	34,184	47,079	8,208
Total Operating Expenses	377,566	394,478	737,689	565,466	450,789
Operating Income (Loss)	156,704	132,113	(53,690)	197,845	(102,980)
Non-Operating Income (Expenses)					
Interest income	1,683	2,567	4,189	3,916	1,114
Interest expense	(28,999)	(32,963)	(59,083)	(42,862)	-
Income from equity investments	1,275	1,316	2,983	2,224	501
Other non-operating expenses	(786)	(215)	1,310	(287)	(144)
Income (Loss) Before Income Taxes	129,877	102,818	(104,291)	160,836	(101,509)
Federal and state income tax (expense)/benefit	(479)	(77)	(691)	(91)	264
Net Income (Loss)	129,398	102,741	(104,982)	160,745	(101,245)
Other Comprehensive Income (Loss)					
Unrealized gain/(loss) on investments	406	491	952	877	(193)
Amortization of net actuarial gain	115	296	230	396	197
Net actuarial gain/(loss) arising during the period	4	(39)	10	(439)	361
Comprehensive Income (Loss)	$ 129,923	$ 103,489	$ (103,790)	$ 161,579	$ (100,880)

*All items of other comprehensive income/(loss) are displayed net of a tax (benefit)/expense of ($45 thousand), ($99 thousand), ($93 thousand), $18 thousand, and ($218 thousand) for the Successor three month periods ended June 30, 2024 and 2023, the Successor six month periods ended June 30, 2024 and 2023, and the Predecessor combined 58-day period ended February 27, 2023, respectively.

22

Green Gate Resources Parent, LLC

Condensed Consolidated and Combined Statements of Operations and Other Comprehensive Income (Loss) (Unaudited)

The accompanying notes are an integral part of these statements.
33

Green Gate Resources Parent, LLC

Condensed Consolidated and Combined Balance Sheets (Unaudited)

(in thousands of dollars)

	Successor	
Assets	June 30, 2024	December 31, 2023
Current Assets		
Cash	$ 99,646	$ 29,376
Restricted cash	26,815	15,840
Accounts receivable		
Due from related parties	50,000	50,000
Trade	174,819	174,532
Other	366	1,760
Inventories		
Crude oil and condensate	284	389
Materials and supplies	16,744	17,101
Other current assets, net	1,394	4,542
Total Current Assets	370,067	293,541
Equity investments	36,684	34,865
Property, plant and equipment, at cost, less accumulated depreciation, depletion and amortization	2,832,775	2,923,569
Deferred income tax asset, net	13,636	14,687
Other assets, net	91,840	98,867
Total Assets	$ 3,345,003	$ 3,365,528
Liabilities and Members' & Stockholders' Equity		
Current Liabilities		
Accounts payable		
Trade	$ 128,795	$ 140,860
Taxes payable	14,159	14,589
Fair value of derivative contracts	159,024	31,032
Accrued liabilities	82,549	161,305
Current portion of long term debt	100,000	100,000
Accrued restoration, removal and environmental costs	118,063	82,320
Total Current Liabilities	602,590	530,106
Accrued restoration, removal and environmental costs	1,023,997	1,022,265
Long term debt, net	767,519	811,419
Long term - fair value of derivative instruments	187,034	79,366
Other long term liabilities	48,542	56,888
Total Liabilities	2,629,682	2,500,044
Contingencies (Note 9)		
Members' and Stockholders' Equity		
Retained earnings	703,070	854,425
Accumulated other comprehensive income	12,251	11,059
Total Members' & Stockholders' Equity	715,321	865,484
Total Liabilities and Members' & Stockholders' Equity	$ 3,345,003	$ 3,365,528

44

Green Gate Resources Parent, LLC

Condensed Consolidated and Combined Balance Sheets (Unaudited)
The accompanying notes are an integral part of these statements.
55

Green Gate Resources Parent, LLC

Condensed Consolidated and Combined Statements of Members’ and Stockholders’ Equity (Unaudited)

(in thousands)

	Three months ended June 30, 2024		
	Successor		
	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members' and Stockholders' Equity
Balance as of March 31, 2024	$ 609,046	$ 11,726	$ 620,772
Net income	$ 129,398	$ -	$ 129,398
Distributions	(154,847)	-	(154,847)
Contributions	119,473	-	119,473
Other comprehensive gain	-	525	525
Balance as of June 30, 2024	$ 703,070	$ 12,251	$ 715,321

	Three months ended June 30, 2023		
	Successor		
	Earnings	Other	and
Balance as of March 31, 2023	$ 843,004	$ 86	$ 843,090
Net income	$ 102,741	$ -	$ 102,741
Distributions	(8,200)	-	(8,200)
Contributions	-	-	-
Other comprehensive gain	-	741	741
Balance as of June 30, 2023	$ 937,545	$ 827	$ 938,372

	Six months ended June 30, 2024		
	Successor		
	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members' and Stockholders' Equity
Balance as of December 31, 2023	$ 854,425	$ 11,059	$ 865,484
Net loss	$ (104,982)	$ -	$ (104,982)
Distributions	(165,846)	-	(165,846)
Contributions	119,473	-	119,473
Other comprehensive gain	-	1,192	1,192
Balance as of June 30, 2024	$ 703,070	$ 12,251	$ 715,321

	Six months ended June 30, 2023				
	Predecessor				
	Common Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total Members' and Stockholders' Equity
	Shares	Amount			
Balance as of December 31, 2022	2	$ 2	$ 3,714,630	$ (31,926)	$ 3,682,706
Net loss			$ (101,245)	$ -	$ (101,245)
Other comprehensive gain			-	365	365
Balance as of February 27, 2023	2	$ 2	$ 3,613,385	$ (31,561)	$ 3,581,826

	Successor		
	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members' and Stockholders' Equity
Balance as of December 31, 2022	$ 169,000	$ -	$ 169,000
Net income	$ 160,745	$ -	$ 160,745
Distributions	(8,200)		(8,200)
Contributions	616,000	-	616,000
Other comprehensive gain	-	827	827
Balance as of June 30, 2023	$ 937,545	$ 827	$ 938,372

The accompanying notes are an integral part of these statements.
66

Green Gate Resources Parent, LLC

Condensed Consolidated and Combined Statements of Cash Flows (Unaudited)

Green Gate Resources Parent, LLC

Condensed Consolidated and Combined Statements of Cash Flows (Unaudited)
The accompanying notes are an integral part of these statements.

Green Gate Resources Parent, LLC

Condensed Consolidated and Combined Statements of Cash Flows (Unaudited)

The accompanying notes are an integral part of these statements.

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
1.Nature of Operations
Green Gate Resources Parent, LLC (“GGRP”) is the sole member of Green Gate Resources Holdings LLC (“GGRH”) and is held 49% by CPPIB Vedder US Holdings LLC, an affiliate of Canada Pension Plan Investment Board and 51% by Green Gate COI LLC which is held 18.75% by OCM Aera E Holdings, LLC (“OCM AE”) and 81.25% by Green Gate ICOI LLC (“GG ICOI”). OCM AE is an affiliate of Oaktree Capital Group Holdings and Green Gate ICOI is an affiliate of IKAV SICAV – FIS SCA – IEII. The ownership group of GGRP will collectively be referred to as the “Member Companies”. The Member Companies respective shares in each item of income, gain, loss and deduction is in accordance with their respective sharing ratios. GGRH is the sole member of each of Green Gate Resources E LLC (“GGRE”) and Green Gate Resources S LLC (“GGRS”). GGRE and GGRS hold Green Gate Intermediate LLC (“GGI”) by 48.2% and 51.8%, respectively.

On February 28, 2023, GGRH acquired (the “Acquisition”) Aera Energy LLC and Aera Energy Services Company (collectively, "Aera Companies"). After the Acquisition, Aera Companies’ sole member company is GGI.

Aera Energy LLC, a California limited liability company ("Aera LLC"), is primarily engaged in the exploration, development, and production of crude oil, condensate, natural gas, and natural gas liquids in California. Prior to the Acquisition, Aera LLC’s member companies were Shell Onshore Ventures Inc. (“SOVI”) and Mobil California Exploration & Producing Asset Company (“MCEPAC”). SOVI is an affiliate of Shell plc and MCEPAC is an affiliate of ExxonMobil Corporation (collectively the “Prior Member Companies”). The Prior Member Companies’ respective sharing ratios were: SOVI – 51.8% and MCEPAC – 48.2%.

Aera Energy Services Company (“Aera Services”), a Delaware corporation, was formed in May 1997 for the purpose of providing the human resource needs of Aera LLC. Prior to the Acquisition, SOVI and MCEPAC equally owned the voting shares of Aera Services.

In connection with the change of control, as a result of the Acquisition, Aera Companies assets and liabilities were adjusted to fair value on the closing date of the Acquisition. These condensed consolidated and combined financial statements distinguish between the predecessor period (“Predecessor”) relating to the combined activity of the Aera Companies for the 58-day period prior to the Acquisition on February 28, 2023 and the successor period (“Successor”) relating to GGRH for periods subsequent to the Acquisition.

GGRH was reorganized in a common control transaction under GGRP on December 28, 2023 resulting in a change in reporting entity. As this was a reorganization under common control, the assets and liabilities were recognized on a carryover basis and therefore GGRP is also considered the Successor.

The Successor financial information includes the activity and accounts of GGRP, together with its consolidated subsidiaries (collectively, “GGRP Companies"), for the three and six month periods ended June 30, 2024 and 2023, and for the year ended December 31, 2023.

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)

The Predecessor financial information represents the historical basis of presentation for the Aera Companies for all periods prior to the Acquisition. As a result of the valuation of assets acquired and liabilities assumed at fair value at the time of the Acquisition, the financial statements for the Successor period are presented on a measurement basis different than the Predecessor period (Aera Companies’ historical cost) and are, therefore, not comparable.

2.Summary of Significant Accounting Policies
The condensed consolidated and combined financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars unless otherwise indicated. The condensed consolidated and combined financial statements and related notes contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the GGRP Companies’ financial position as of June 30, 2024 and the results of its operations and cash flows for the three and six month periods ended June 30, 2024 and 2023. Interim period results are not necessarily indicative of the results to be expected for the full fiscal year.

The preparation of condensed consolidated and combined financial statements under U.S. GAAP requires us to make assumptions and estimates concerning the future that affect the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are particularly important in accounting for items such as impairment of long-lived assets, financial instruments, asset retirement obligations, and post-retirement benefits. Estimates and assumptions used are based on factors such as historical experience, observance of trends in the industries in which we operate and information available from our customers and other outside sources.

These condensed consolidated and combined financial statements are unaudited and have been prepared on substantially the same basis as the GGRP Companies’ audited annual consolidated and combined financial statements and related notes for the year ended December 31, 2023. The condensed consolidated and combined balance sheet as of December 31, 2023 has been derived from those audited financial statements.

These condensed consolidated and combined financial statements should be read in conjunction with the audited annual consolidated financial statements and related notes for the year ended December 31, 2023.

The accounting policies used in preparing these condensed consolidated and combined financial statements are the same as those applied in the prior year.

Subsequent Events - Subsequent events have been evaluated through October 29, 2024, which is the date these condensed consolidated and combined financial statements were available to be issued. The detailed disclosure is included in Note 14, Subsequent Events.
Restricted Cash - As of June 30, 2024 (Successor) and December 31, 2023 (Successor), restricted cash included $15.8 million held in escrow in connection with abandonment and remediation obligations required under terms of the Newport Banning Ranch land sale. As of

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
June 30, 2024 (Successor), there is additional restricted cash in the amount of $10.6 million for cash on deposit as collateral for secured letters of credit and $0.4 million for state of California idle well bond obligations for Newport Banning Ranch.
Accounts Receivable - Accounts receivable are from non-affiliates for the Successor as of June 30, 2024 and are from both non-affiliates and affiliates for the Successor as of December 31, 2023. As of June 30, 2024 (Successor) and December 31, 2023 (Successor), no allowance for expected credit losses were recorded.
Concentration of Customers - For the Successor three and six month periods ended June 30, 2024 and 2023, two customers each accounted for at least 10%, and collectively 94.89% of our sales (before the effects of hedging). For the Predecessor 58-day period ended February 28, 2023, all sales were to related parties and our Prior Member Companies accounted for 100% of our sales.

3.Significant Transactions
4.Purchase of Aera Companies
On February 28, 2023, GGRH acquired 100% of the issued and outstanding membership interests of Aera LLC, and 100% of the issued and outstanding membership interests of Aera Energy Services. The Acquisition allows GGRH to assist the Aera Companies with energy transition efforts while balancing the need to continue meeting California’s conventional energy demands by investing in a renewable energy portfolio that will power Aera Companies’ existing operations. Over time, renewable power will be deployed across Aera Companies’ land holdings, while selected legacy oil and gas infrastructure will be repurposed to create carbon capture and storage capability. The Acquisition was accounted for as a business combination. There was no goodwill, measured as the excess of the fair value of the consideration paid over the fair value of the identified net assets, resulting from the Acquisition.
The contingent consideration arrangement requires the GGRP Companies to make a series of payments to the Prior Member Companies based on separate calculations for hedged and unhedged oil volumes. The hedged contingent consideration payments are calculated as 70% of the difference between hedged price, adjusted for the delta in local market pricing and brent index price, and the reference brent price, multiplied by the reference hedged oil volumes. The unhedged contingent consideration payments are calculated as 35% of the difference between

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
actual brent index price, adjusted for the delta in local market pricing and brent index price, and the reference brent price, multiplied by the volume of unhedged oil. Unhedged oil is calculated as the lesser of actual produced oil volume or the reference production floor volume, minus reference hedged oil volumes. Reference prices and volumes set per the purchase agreements. All contingent consideration payments were measured at fair value at the Acquisition date based on the ICE brent price futures. As of the Acquisition date, the potential undiscounted amount of all future payments that GGRH could be required to make under the contingent consideration arrangement is between $44.5 million and $55.4 million.
During the three and six month periods ended June 30, 2024, GGRH paid $0 million and $14.6 million to settle contingent consideration as it came due under the terms of the membership purchase agreements.
For the Successor three and six month periods ended June 30, 2024, the gain/(loss) recognized for changes in the fair value of contingent consideration arrangement in the amount of $2.4 million and ($4.3 million) is included in Other Non-Operating Expense in the Condensed Consolidated and Combined Statement of Operations and Other Comprehensive Income (Loss). For the Successor three and six month periods ended June 30, 2023, the loss recognized for changes in the fair value of contingent consideration arrangement in the amount of $0 million and $4.8 million is included in Other Non-Operating Expense in the Condensed Consolidated and Combined Statement of Operations and Other Comprehensive Income (Loss). There was no change in the fair value recognized in the Predecessor combined 58-day period ended February 27, 2023.
As of June 30, 2024, the range of outcomes that GGRH could be required to make under the contingent consideration arrangement is between $15.3 million and $25.0 million. The assumptions used to develop the estimates have not changed. Contingent consideration is split between Accrued Liabilities and Other Long-term Liabilities in the Balance Sheet. See Note 10 for details.

Fair Value of total consideration transferred

There were no acquisition-related costs recognized for the Successor three and six month periods ended June 30, 2024. Acquisition-related costs of $0 million and $28.7 million were included in Other Operating Expenses in the Condensed Consolidated and Combined Statement of Operations and Other Comprehensive Income (Loss) for the Successor three and six month periods ended June 30, 2023. There were no acquisition-related costs incurred in the Predecessor 58-day period ended February 27, 2023.

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)

5.Revenue
Disaggregated revenue for sales of crude oil, natural gas and natural gas liquids (NGLs) to customers includes the following:
For the Successor three and six month periods ended June 30, 2024 and 2023, and the Predecessor combined 58-day period ended February 27, 2023, “Crude oil, natural gas and NGL sales” primarily arise from contracts with customers.
6.For the Predecessor combined 58-day period ended February 27, 2023, “Crude oil, natural gas and NGL sales to related parties” primarily arise from contracts with related parties.

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
7.Inventories
Crude oil and condensate inventories are carried on a LIFO basis. Replacement cost exceeded LIFO by $1.2 million and $1.5 million as of June 30, 2024 (Successor) and December 31, 2023 (Successor).

8.Property, Plant, and Equipment and Asset Retirement Obligations
Property, plant, and equipment consist of the following:
For the Successor three and six month periods ended June 30, 2024 and 2023, and the Predecessor combined 58-day period ended February 27, 2023, Aera LLC did not incur an impairment loss.
The below table summarizes the ARO activity for the Successor six month period ended June 30, 2024 and year ended December 31, 2023:

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)

9.Transactions with Related Parties
Aera LLC sold 100% of its operated crude oil and condensate production for the Predecessor combined 58-day period ended February 27, 2023 to affiliates of the Prior Member Companies, Shell Trading (US) Company and ExxonMobil Oil Corporation. The volume of crude oil and condensate sold is split in proportion to the respective sharing ratios that the Prior Member Companies held in Aera LLC. For the Predecessor combined 58-day period ended February 27, 2023, Aera LLC realized approximately $341.2 million in gross crude and condensate sales to these related parties. After the sale, Aera continues to sell a portion of its operated crude oil and condensate to Shell Trading (US) Company as a non-related party and no longer sells its operated crude oil and condensate to ExxonMobil Oil Corporation.

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
10.Benefit Plans
The following table sets forth the components of the net periodic benefit costs for Aera Services’ defined benefit pension plans and other post-retirement benefit plans:
For the Successor three month periods ended June 30, 2024 and 2023, services costs of $3.4 million and $3.2 million were recorded in “Operating costs” and non-service cost/(credit) of ($2.1 million) and $0.2 million were recorded in “Other Non-Operating Expenses” on the Condensed Consolidated and Combined Statements of Operations and Other Comprehensive Income (Loss).
For the Successor six month periods ended June 30, 2024 and 2023, and the Predecessor combined 58-day combined period ended February 27, 2023, service costs of $6.8 million, $4.3 million, and $2.2 million were recorded in “Operating costs” and non-service cost/(credit) of ($1.3 million), $0.2 million, and $0.2 million were recorded in “Other non-operating expenses” on the Condensed Consolidated and Combined Statements of Operations and Other Comprehensive Income (Loss).
Defined Contribution Plan
Aera Services contributed approximately $2.4 million and $4.5 million under the provisions of the Aera Energy Services Company Savings Plan (the “Savings Plan”) for the Successor three and six month periods ended June 30, 2024, and expects to contribute $4.7 million during the remainder of 2024.

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
Aera Services contributed approximately $3.0 million, $3.8 million, and $1.9 million under the provisions of the Aera Energy Services Company Savings Plan (the “Savings Plan”) for the Successor three and six month periods ended June 30, 2023 and the Predecessor combined 58-day period ended February 27, 2023.
Aera Services contributed approximately $1.0 million and $1.3 million under the provisions of the Aera Energy Services Company Savings Restoration Plan for the Successor three and six month periods ended June 30, 2024 and expects to contribute $0.2 million during the remainder of 2024.
Aera Services contributed approximately $0.6 million and $1.2 million under the provisions of the Aera Energy Services Company Savings Restoration Plan for the Successor three and six month periods ended June 30, 2023. Aera Services did not make a contribution for the Predecessor combined 58-day period ended February 27, 2023.
Aera Services did not make a contribution under the provisions of the Aera Energy Services Company Cash Balance Plan for the Successor three and six month periods ended June 30, 2024 and 2023, or the Predecessor combined 58-day period ended February 27, 2023, and does not plan to contribute during the remainder of 2024.
Other Postretirement Benefits
Aera Services contributed approximately $0.7 million, $0.9 million, $1.7 million, $1.1 million, and $0.6 million under the provisions of the Aera Energy Services Company Pre-Medicare Eligible Plan (the “Pre-65 Plan”) for the Successor three and six month periods ended June 30, 2024 and 2023, and the Predecessor combined 58-day period ended February 27, 2023, and expects to contribute $1.2 million during the remainder of 2024.
11.Litigation and Other Contingencies
There have been no material changes to the GGRP Companies’ litigation and other contingencies disclosed in Note 9 – Litigation and Other Contingencies in the GGRP’s 2023 Annual Report.
12.Fair Value of Financial Instruments
Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following categories:
Level 1 – Unadjusted quoted market prices for identical assets or liabilities in an active market.
Level 2 – Quoted market prices for identical assets or liabilities in an active market that have been adjusted for items such as effects of restriction for transferability and those that

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
are not quoted but are observable through corroboration with observable market data, including quoted market prices for similar assets; and
Level 3 – Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.
Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement requires judgement and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.
Fair Value on a Recurring Basis
The following table set forth, by level within the fair value hierarchy, Aera LLC’s financial assets and liabilities that were accounted for at a fair value on recurring basis as of June 30, 2024 (Successor) and December 31, 2023 (Successor):

Contingent consideration liabilities related to the Acquisition are classified as Level 2 in the requirement fair value hierarchy and are reported at fair value based on hedged and unhedged oil volumes as defined in the Acquisition purchase agreements using the fair value at the end of each reporting period.

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
Aera LLC’s derivative instruments, which consist of derivative swaps, are classified as Level 2 as of June 30, 2024 (Successor) and December 31, 2023 (Successor) as swaps generally have observable inputs. Derivative instruments are also subject to the risk that counterparties will be unable to meet their obligations. Such non-performance risk is considered in the valuation of Aera LLC’s derivative instruments, but to date has not had a material impact on estimates of fair values. Significant changes in the quoted forward prices for commodities and changes in market volatility generally lead to corresponding changes in the fair market value measurement of Aera LLC’s derivative instruments.
Fair Value of Other Financial Instruments
The carrying value of the Aera LLC’s long-term debt approximates its fair value because the interest rate is variable and reflective of market rates, which are level 2 inputs within the fair value hierarchy.
13.Derivatives
Due to the volatility of crude oil and natural gas price, Aera LLC began entering price-risk management transactions (e.g. crude oil and natural gas commodity swaps) for a portion of its crude oil production on February 28, 2023, and natural gas purchases on May 31, 2023, to achieve a more predictable cash flow, as well as to reduce exposure from price fluctuations. While the use of these arrangements limits Aera LLC’s ability to benefit from certain increase in prices of crude oil production and natural gas purchases, it also reduces Aera LLC’s potential exposure to adverse price movements. Aera LLC did not have any commodity derivatives designated as accounting hedges as of June 30, 2024 (Successor) or December 31, 2023 (Successor). Unless otherwise indicated, we use the term “hedge” to describe derivatives instruments that are designed to achieve our hedging requirements and program goals, even though they are not accounted for as accounting hedges. Aera LLC’s RBL Facility and Term Loan, both dated February 28, 2023, include covenants that require Aera LLC to hedge 85% in 2023 and 2024, 75%, 58% and 25% for years 2025-2027, respectively, on initial Proved Developed Producing crude reserves and a rolling forward 36-month, minimum 50% hedge requirement up through loan maturity (August 2026). Aera LLC has also entered into natural gas hedges outside of debt requirements to reduce exposure from price fluctuations and will continue to evaluate the hedging strategy based on prevailing market prices and conditions. For more information on the requirements of the RBL Facility and Term Loan, see Note 13, Debt.
Aera LLC reported gains and losses on derivative contracts related to crude oil sold and natural gas purchased in Revenue and Other Income on our Condensed Consolidated and Combined Statements of Operations and Other Comprehensive Income (Loss) for the Successor three and six month periods ended June 30, 2024 and 2023, and the Predecessor combined 58-day period ended February 27, 2023, as shown in the table below:

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
Aera LLC estimates the fair value of commodity swaps based on published forward commodity price curves for the underlying commodities as of the date of the estimate for those commodities for which published forward pricing is readily available. The determination of the fair values above incorporates various factors including the impact of Aera LLC’s non-performance risk and the credit standing of the counterparties involved in Aera LLC’s derivative contracts. Aera LLC routinely monitors the creditworthiness of its counterparties. As of June 30, 2024 (Successor) and December 31, 2023 (Successor), Aera LLC’s counterparties to its derivative contract are Citigroup Global Markets, BP Energy Company, Key Bank, Deutsche Bank AG, Macquarie Bank Limited, Wells Fargo Bank, N.A., and RBC Bank.
The carrying value of Aera LLC’s derivative contracts are measured at fair value using industry-standard models with various inputs, including quoted forward prices, and are classified as Level 2 in the required fair value hierarchy for the periods presented.
The following table presents the fair values of Aera LLC’s outstanding commodity derivatives as of June 30, 2024 (Successor) and December 31, 2023 (Successor):

Aera LLC held the following swap contracts as of June 30, 2024 (Successor) and December 31, 2023 (Successor):

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)

14.Taxes
Taxes incurred by the Aera Companies were reported on the Condensed Consolidated and Combined Statements of Operations and Other Comprehensive Income (Loss) as follows for the periods ended:
Deferred tax assets/(liabilities) are comprised of the following:

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
15.Debt
As of June 30, 2024 (Successor) and December 31, 2023 (Successor), Aera LLC’s long term debt consisted of the following:
Maturities of long term debt as of June 30, 2024 (Successor), are as follows:
Deferred Debt Issuance Costs
Aera LLC incurred legal and bank fees related to the issuance of debt. As of June 30, 2024 (Successor) and December 31, 2023 (Successor), debt issuance costs for the RBL facility in the amount of $19.3 million and $23.8 million, respectively, and the Term Loan in the amount of $13.1 million and $14.8 million, respectively, were reported in ”Long term debt, net” on the Condensed Consolidated and Combined Balance Sheets, net of amortization. For the Successor year ended December 31, 2023, Aera LLC incurred approximately $31.2 million of legal and bank fees related to the issuance of the RBL Facility and $16.9 million related to the issuance of the Term Loan. For the Successor six month period ended June 30, 2024, Aera LLC

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
did not incur any additional legal and bank fees related to the issuance of the RBL Facility or the Term Loan.
The debt issuance costs for the RBL Facility and Term Loan are amortized using straight-line method which approximates the effective rate method over the term of the loans. The amortization of debt issuance costs for the Successor three and six month periods ended June 30, 2024, was approximately $2.9 million and $6.1 million, respectively, and is presented in “Interest expense” on the Condensed Consolidated and Combined Statements of Operations and Other Comprehensive Income (Loss). The amortization of debt issuance costs for the Successor three and six month periods ended June 30, 2023, was approximately $2.7 million and $3.7 million, respectively, and is presented in “Interest expense” on the Condensed Consolidated and Combined Statements of Operations and Other Comprehensive Income (Loss). For the Predecessor 58-day period ended February 28, 2023, there was no amortization of debt issuance costs.
RBL Facility
On February 28, 2023, Aera LLC entered into a credit agreement with Citibank, N.A., as administrative agent, and certain other lenders, which provided for a revolving loan with an original aggregate commitment up to $800 million, subject to a reserve borrowing base (RBL Facility). The RBL Facility also includes a sub-limit of $100 million for the issuance of letters of credit, which reduce the borrowing availability for revolving loans under the RBL Facility on a dollar-for-dollar basis. As of June 30, 2024 (Successor) and December 31, 2023 (Successor), Aera LLC had approximately $205 million and $275 million available, respectively, for borrowing under the RBL Facility and no outstanding letters of credit.

Interest Expense
Interest expense on the Condensed Consolidated and Combined Statement of Operations and Other Comprehensive Income (Loss) is comprised of the following:
Borrowing Base
The borrowing base, currently $605 million, must be redetermined semi-annually each April and October. The scheduled redeterminations generally become effective on the date specified by

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
the Administrative Agent, Citibank, N.A. If the scheduled redeterminations have not been determined by the end of April and October, there is an automatic reduction to the borrowing base based on a schedule prescribed in the RBL Facility. Aera LLC may make one interim determination between scheduled borrowing base redeterminations. In 2023, there were two scheduled borrowing base redeterminations by the Successor. An initial redetermination was completed in July 2023 resulting in a decrease in the borrowing base to $740 million and became effective August 7, 2023. The second redetermination was completed in December 2023 resulting in a decrease in the borrowing base to $675 million and became effective December 15, 2023. There was a semi-annual redetermination made in April 2024 resulting in a decrease in the borrowing base to $605 million and became effective April 22, 2024.
Financial and Other Covenants
As of June 30, 2024 (Successor) and December 31, 2023 (Successor), we were in compliance with all financial covenants under the RBL Facility.
Term Loan
On February 28, 2023, Aera LLC borrowed $600 million under a six-year Term Loan agreement (Term Loan) secured by a second-priority lien on a substantial majority of the Aera Companies’ assets. The Term Loan matures in February 2029 and bears interest at a rate of 14.5%.
The Term Loan contains restrictive covenants including a requirement that the Aera Companies maintain a consolidated total debt to EBITDAX ratio of no greater than 2.0 to 1.0 and a current ratio of no greater than 1.0 to 1.0, consistent with the financial covenants in Aera Companies’ RBL Facility. As of June 30, 2024 (Successor) and December 31, 2023 (Successor), Aera Companies were in compliance with the Term Loan covenants.
16.Subsequent Events
17.Merger Agreement
On February 7, 2024, the Owners of the GGRP Companies entered into a definitive agreement and plan of merger (“Merger Agreement”) to combine with California Resources Corporation (“CRC”), a Delaware corporation, in an all-stock transaction (“CRC Merger”) with an effective date of January 1, 2024. CRC is an independent oil and natural gas exploration and production and carbon management company operating properties exclusively within California.

On July 1, 2024, the CRC Merger closed and CRC issued 21,315,707 shares of common stock to the existing owners of the GGRP Companies pursuant to the Merger Agreement. Upon closing, the existing owners of the GGRP Companies owned approximately 24% of the combined company. Under the terms of the Merger Agreement, CRC also repaid Aera LLC’s outstanding long-term indebtedness of $900 million upon closing.

For the three and six month periods ended June 30, 2024, transaction costs in the amount of $15.6 million and $15.6 million, respectively, are included in “Other operating expenses” in the

Green Gate Resources Parent, LLC

Notes to Condensed Consolidated and Combined Financial Statements (Unaudited)
Condensed Consolidated and Combined Statement of Operations and Other Comprehensive Income (Loss). At closing, additional transaction costs of $17.0 million were recognized by the GGRP Companies.

Retained Assets

Immediately prior to the CRC Merger closing on July 1, 2024, Aera entered into two agreements whereby certain assets comprising real property and related assets excluded in the CRC Merger were transferred to a newly formed holding company and transferred to the GGRP Companies’ members and certain of its subsidiaries following the merger.

On June 28, 2024, Aera entered into a Contribution Agreement whereby Aera restructured to provide for the distribution of certain real property interests as required under terms of the Merger Agreement. Under terms of the Contribution Agreement, on July 1, 2024 prior to the CRC Merger closing, Aera contributed certain real and personal property interests (including Aera’s interests in Vista Del Verde II, LP and the Brea Development Agreement), shares of capital stock in California Domestic Water Company, cash in the amount of $1.2 million, and certain unexcluded related liabilities (“Retained Assets”) to Sycamore Development Partners LLC (“Sycamore”), a wholly-owned subsidiary of Aera, which was formed on May 17, 2024. The contribution was deemed to be a capital contribution made by Aera to Sycamore.

Under the Contribution Agreement, certain identified oil wells (“Delayed Transfer Assets”) that will be held by Aera and for which Aera will continue to serve as operator until such wells have been plugged and abandoned to the satisfaction of the California Geologic Energy Management Division (“CALGEM”). Sycamore will be liable for all costs and expenses incurred by Aera related to such wells. Following an approved transfer of ownership of such wells to Sycamore by CALGEM, the Delayed Transfer Assets will transfer to Sycamore.

On June 30, 2024, Aera entered into a Restructuring Agreement to contribute their interest in Sycamore to GGRP, as a step transaction beginning with a transfer from Aera to GGI, GGI to GGRE and GGRS, GGRE and GGRS to GGRH and GGRH to GGRP. Under terms of the Restructuring Agreement, on July 1, 2024 prior to the CRC Merger closing, GGRP contributed $50 million to be utilized to fund the operations of Sycamore following the CRC Merger and GGRP distributed all of their respective interests in Sycamore to Green Gate COI LLC and CPPIB Vedder US Holdings LLC (51% and 49%, respectively).